March 16, 2007

VIA: EDGAR

Ms. Linda Cvrkel
Branch Chief
Securities and Exchange Commission
450 Fifth Street, N. W.
Washington, D.C. 20549

RE:      Host America Corporation
Form 10-K for the year ended June 30, 2006
Filed November 21, 2006
SEC File No. 000-16196

Ms. Cvrkel:

Thank you for your letter dated February 23, 2007 regarding the review of Host America Corporation’s Form 10-K for the year ended June 30, 2006. We understand that your process is to assist us in compliance with applicable disclosure requirements and to aid us in enhancing the overall disclosure of these and future filings. Filed electronically on behalf of Host America Corporation (the “Registrant” or “Company”) are our responses to your written comments of February 23, 2007. This letter highlights our response to each comment and where changes will be incorporated in our current filing and in our future filings on a going forward basis. Further, in response to the comments received from the Securities and Exchange Commission, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Comment No. 1

Item 6, Selected Financial Data, page 32:

The comment is noted and will be complied with in future filings by disclosing or cross-referencing to any facts that materially affect the comparability of the information provided in our Selected Financial Data, paying particular attention to Item 301 of Regulation S-K.

Comment No. 2

Management’s Discussion and Analysis - Results of Operations, page 33:

The comment is noted and will be complied with in future filings by quantifying and discussing the significant factors that have led to variances in revenues and cost of revenues from prior periods.

Securities and Exchange Commission
March 16, 2007

Comment No. 3

Management’s Discussion and Analysis - Liquidity and Capital Resources, page 39:

Pursuant to Item 303 of Regulation S-K, we will provide a more detailed explanation of changes in our working capital account in future filings.

Please be advised, our accounts receivable have increased significantly since 2004 as a result of the consolidation in the financial statements of our subsidiary RS Services, Inc., which was acquired in 2005. The receivable turnover decreased in fiscal 2005 primarily from the recording of the ending balance of RS Services, Inc. against the short period sales since the February 2005 acquisition date. The decrease in accounts receivable turnover during fiscal 2004 resulted primarily from our corporate dining division’s change in focus with respect to our dining clients starting in 2004. During 2004 to the present, we signed more contracts with clients with multi-tenant facilities, which possess additional collection risks and who are less predictable with regards to payment of their accounts payable. We have included as Exhibit A the calculation of our turnover, as calculated using the year end accounts receivable balances.

Comment No. 4

Management’s Discussion and Analysis - Critical Accounting Policies, page 42

The comment is noted and we will include in future filings a discussion of revenue recognition as one of our significant accounting policies. We will refer in our discussion to the requirements of SEC Interpretive Release No. 33-8350.

Future disclosure of revenue recognition accounting policy will be substantially in the form as follows:

Net Revenues

Our net revenues are primarily comprised of cafeteria and catering services, fixed priced contracts with various governmental agencies and contract electrical installations on a percentage of completion basis and the installation of computerized products. Net revenues from cafeteria and catering services are recognized at the time of point of sale when delivery is assured and food service is performed. Net revenues from unitized meals are recognized when the meals are delivered daily to the various congregate feeding sites and schools. Net revenues from our energy management division are recognized specifically with construction contracts on a percentage of completion basis that extend beyond the fiscal reporting periods. These contracts are mainly for construction projects from the ‘ground up’. As work in progress continues, the contracts specify for progress payments and the acceptance of the work from the buyer as delivered. The measurement of performance during the recognition process is calculated by the contract value of the total work to date. The contract billings require a set invoicing schedule either on a monthly and/or quarterly basis. Revenue is recognized based on the performance rendered at the measurement date. Service revenues are recognized when the following criteria are met: (1) persuasive evidence of an arrangement exists; (2) we have performed a service in accordance with our contractual obligations; (3) the fee is fixed or determinable; and (4) collectibility is reasonably assured.

Net revenues from the installation of computerized products are recognized when the following criteria are met: (1) persuasive evidence of an arrangement exists; (2) title and risk of loss transfers to the customer; (3) the selling price is fixed or determinable; and (4) collectibility is reasonably assured. With respect to recognizing revenues from our Master Channel Partner distributors: (1) the prices are fixed at the date of shipment from our facilities; (2) we do not have any obligations for future performance relating to the resale of

Securities and Exchange Commission
March 16, 2007

the product; and (3) the amount of future returns, allowances, refunds and costs to be incurred can be reasonably estimated and are accrued accordingly.

We record as a reduction to revenue discount fees from merchant credit cards and sales discounts with customer sales, if any. We recognize reductions for credit card discount fees from charges associated with credit card merchant service providers against our respective gross credit card sales, and we recognize customer sales discounts on payments for select clients who pay on a timely basis on a 3/14 net discount.

We warranty our products for up to one year from the date of shipment. A liability is recorded for estimated claims to be incurred under product warranties and is based primarily on historical experience. As of June 30, 2006 we had a warranty liability established in the amount of $50,000 which is included in accrued expenses on the consolidated balance sheet. We had no material warranty claims during the year ended June 30, 2006. Should future warranty claims differ from our estimated current liability, there could be adjustments (either favorable or unfavorable) to our SG&A.

Comment No. 5

Consolidated Financial Statements - Consolidated Statements of Operations, page F-3:

The comment is noted and our calculation of net revenues includes reductions for credit card discount fees and customer sales discounts on payments. This amount is and has been historically 0.2% or less than total revenue, and deemed immaterial for full analysis and disclosure. Please be advised, we recognize reductions for credit card discount fees from charges associated with credit card merchant service providers against our respective gross credit card sales, and recognize customer sales discounts on payments for select clients who pay on a timely basis on a 3/14 net discount. We will include as disclosure in future filings how we recognize these reductions. We have included as Exhibit B the calculation of our net revenues and the corresponding reductions.

Comment No. 6

Consolidated Financial Statements - Consolidated Statements of Operations, page F-3:

The comment is noted. We have included in Exhibit C the calculation of our warrant liability. We will also provide further disclosure in future filings as to the liability associated with the warrants issued in connection with the Shelter Island Term Loan transaction from December 2006.

The disclosure with respect to the calculation will be revised as follows:

Warrant Liability

As the valuation of the warrant liability under the Black Scholes method produced adjustments to the fair value of the Laurus warrant, we recorded those respective fair value adjustments as a component of our Statement of Operations. Under the Black Scholes method, the mark-to-market approach was utilized to record the fair value gain or loss by including the term of the warrant of 10 years, the market value of the CAFE stock, aggregate volatility rate and the average risk free interest rate for each measurement period. During the measurement period up to the sale of a substantial portion of the Laurus position during the first quarter of fiscal 2006, we experienced an increase in our stock price, which created the fair value loss as the liability had increased, versus gains in fair value in 2005, when our stock price was declining, and created a decrease in liability during the fiscal 2005 year. The 2004 fair value mark-to-market adjustment to the warrants reflected a loss as a result of an increase in our stock price, which created an increase in the liability.

Securities and Exchange Commission
March 16, 2007

Comment No. 7

Consolidated Financial Statements - Consolidated Statements of Changes in Stockholders’ Equity Deficiency, pages F-4, F-5

The comment is noted and we have included in Exhibit D the calculation of the beneficial conversion features. The disclosure of the calculation will be revised as follows:

Beneficial Conversion Rights

The Company accounts for the intrinsic value of beneficial conversion rights arising from the issuance of convertible debt and equity instruments with non-detachable conversion options pursuant to the consensus for EITF Issue No. 98-5 Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios and EITF Issue No. 00-27 Application of Issue No. 98-5 to Certain Convertible Instruments. Such beneficially converted value is allocated to additional paid-in capital and the resulting discount is charged to interest expense or preferred stock dividends using the effective yield method over the period to the stated maturity or redemption date, if any. If there is no stated maturity or redemption date, the discount is charged over the period to the first date the instrument may be converted. Such value is determined after first allocating an appropriate portion of the proceeds received to any other detachable instruments included in the exchange.

The beneficial conversion calculation was determined by identifying the fair value of the respective warrants associated with the debt placements and adding that value to the fair value of the debt to determine a total fair value. We then subtracted the warrant value and recorded the value as a warrant liability. We subtracted the warrant fair value from the total value to determine the relative fair value of the debt portion that will be beneficially converted. The shares entitled to receive was calculated based on the fair value of the debt divided by the fixed conversion price as per the debt placement contracts. The price per share value the holder is entitled to receive is the relative fair value divided by shares the holder is entitled to receive. This price per share value is compared against the closing price of our stock on the measurement date (contract date). The difference is the value of the shares to be beneficially converted, based on the market price per share on the contract date subtracted by the allocated price per share on conversion.

The market price of our shares when we committed to the initial Laurus contract was $5.05 per share and when we amended the Laurus contract was $4.00 per share. We recorded a beneficial conversion charge to interest expense of $113,386 and $138,583 in fiscal 2005 and 2006 respectively.

The market price of our shares when we committed to the June 17, 2005 private placement was $3.14 per share and when we committed the June 23, 2005 private placement was $3.02 per share. There were no warrants issued with respect to these private placements. We recorded a beneficial conversion charge to interest expense in aggregate of $28,744 in fiscal 2006. There was no expense recorded to interest expense in fiscal 2005 relating to this beneficial conversion since the amounts were insignificant.

The beneficial conversion with respect to the Series B preferred shares that are convertible into common shares was recorded at the total value of the conversion. The series B stock is convertible for a period of five years from the issue date into shares of Host’s common stock according to the conversion ratio of 1.5 to one as set forth in the Amendment to our Articles of Incorporation. The excess of the fair value of the common stock into which the series B stock is convertible over the purchase price at the date of sale of $400,000 is a beneficial conversion feature that is analogous to a dividend on the Series B stock. Therefore, it has been reflected as an increase to the accumulated deficit and additional paid-in capital and an increase in the net loss applicable to

Securities and Exchange Commission
March 16, 2007

common stock during the fiscal year ended June 30, 2004. There were no warrants issued with respect to the issuance of the Series B preferred shares. We recorded this beneficial conversion charge to preferred dividend in the aggregate of $400,000 in fiscal 2004. The market price of our common shares when we issued the Series B preferred shares was $3.50 per share

Comment No. 8

Notes to the Consolidated Financial Statements - Revenue Recognition, page F-10

Please be advised, contract installations with our RS Services, Inc. subsidiary specifically include construction contracts that extend beyond the fiscal reporting periods. These contracts are mainly for construction projects from the ‘ground up’. We account for these projects on a percentage of completion basis, which is governed by SOP 81-1. As work in progress continues, the contracts specify for progress payments and the acceptance of the work from the buyer as delivered. The measurement of performance during the recognition process is calculated by the contract value of the total work to date. The contract billings require a set invoicing schedule either on a monthly and/or quarterly basis. Revenue is recognized based on the performance rendered at the measurement date.

During our fiscal year ended 2006, and in accordance with SOP 81-1, we have incurred costs and estimated earnings in excess of billings of $325,774 and recorded that cost as part of our accounts receivable.

We will provide the requested expanded disclosure in future filings.

Comment No. 9

Notes to the Consolidated Financial Statements - Stock Based Compensation Plans, page F-13

The comment is noted. We will discuss our stock based compensation under SFAS 123R within our Note 1, Summary of Significant Accounting Policies, in future filings.

Comment No. 10

Notes to the Consolidated Financial Statements - Foodbrokers, page F-18

Please be advised, the value of the shares of our common stock issued to Foodbrokers in exchange for certain assets was based upon the negotiated purchase price of the parties pursuant to the Asset Purchase Agreement, dated October 29, 2004. This value was to be determined by the average market closing price of our shares of common stock for the ten (10) consecutive business days prior to the date we obtained shareholder approval for the transaction which was $3.847. Alternatively, if the closing price was less than $4.00 per share, Foodbrokers would then receive the number of shares based on a share price calculation plus cash in an amount equal to the difference between the calculated share price and the minimum price of $4.00. Upon the closing on January 31, 2005, the share price was $3.86. As a result, we were obligated to pay Foodbrokers an additional $9,562. The shares were not physically delivered to Foodbrokers until 2006 resulting from subsequent negotiations that did not materialize. We included in Exhibit E hereto the calculation of the share value according to the Asset Purchase Agreement.

Securities and Exchange Commission
March 16, 2007

Comment No. 11

Notes to the Consolidated Financial Statements - Common Stock, page F-34

The eventual conversion price of principal and interest payments with respect to the Laurus loan resulted from the declining value of our stock price from the initial execution date of the loan agreement in June 2004. The scheduled principal and interest payments, as per the agreement, began in January 2005, and during this period the market value of the stock declined from $5.03 to $3.86. As a result, in February 2005, we entered into an amendment to the original agreement to reflect the lower share price. The conversion price of $3.40 was adjusted by negotiations with Laurus to reflect the then share price and set the parameters to the subsequent amendment to the loan. The nature of this conversion rate adjustment did not have the effect of inducing early or prompt conversion as defined in SFAS 84.

Comment No. 12

Notes to the Consolidated Financial Statements - Common Stock, page F-34

The comment is noted and the shares of common stock issued and the methodology of valuation were individually disclosed by us in our Form 10-K for 2006 under “Note 3, Acquisitions” to our financial statements.

Additional disclosure of the value of the shares will be revised as follows:

Common Stock

The shares of common stock that were issued in the settlement of the Sherwin litigation were based on our share market price on the settlement date. Common shares issued for the settlement of debt were recorded based on the contract price of conversion. Options issued in exchange of services are priced based on the Black Scholes method and recorded as an expense to the related service.

Comment No. 13

Notes to the Consolidated Financial Statements - Common Stock, page F-34

Please be advised, we used a discount value of the shares of common stock issued to two directors based on the variables associated with the higher than normal risk associated with our common stock due to the declining market price and the “restricted” nature of the shares being issued. Accordingly, we believed the valuations necessitated discounted prices to the current price. The price of the shares on January 19, 2005 was $3.86, June 17, 2005 was $3.14 and June 23, 2005 was $3.02. The notes issued on June 17, 2005 and June 23, 2005 were convertible below the market value and had a beneficial conversion feature which was recorded at fair value pursuant to the consensus for EITF Issue No. 98-5.

Additional disclosure of the value of the shares will be revised as follows:

Common Stock

The discount value of the shares of common stock issued to two directors were based on variables associated with the higher than normal risk associated with our common stock due to the declining market price and the “restricted” nature of the shares being issued. The price of the shares issued on January 19, 2005 were $3.86, June 17, 2005 was $3.14 and June 23, 2005 was $3.02. The notes issued on June 17, 2005 and

Securities and Exchange Commission
March 16, 2007

June 23, 2005 were convertible below the market value and had a beneficial conversion feature which was recorded at fair value pursuant to the consensus for EITF Issue No. 98-5.

Comment No. 14

Notes to the Consolidated Financial Statements - Warrants, page F-37

Please be advised, the exercise of the H.C. Wainwright warrants was pursuant to the standard cashless warrant calculation contained in and part of the warrant subscription agreement. The calculation was computed as follows: Cashless shares equals warrant shares less the exercise price multiplied by the warrant shares over the per share market value. We included in Exhibit F hereto the calculation of the cashless warrant pursuant to the warrant subscription agreement.

Comment No. 15

Notes to the Consolidated Financial Statements - Warrants, page F-37

Please be advised, the fair value that was allocated to the 600,000 warrants issued in connection to the 2004 private placement was determined by the Black-Scholes method and recorded at the relative fair value. We had utilized an approach to value the warrants that, including the aggregate value of the offering using the Black Scholes method, factored the Black Scholes value of the warrants over the aggregate fair value of warrants and debt multiplied by the face value of the offering. We included in Exhibit G hereto the calculation of the allocated warrant value.

With respect to the 57,750 warrants issued to the selling agent, we utilized the Black Scholes method to value the warrants.

The disclosure will be revised as follows:

Warrants

The Company issued 600,000 warrants in connection with the 2004 private placement of subordinated debt and 57,750 warrants to the selling agent in connection with this private placement. These warrants are exercisable until January 31, 2009, at an exercise price of $10.00 per share, unless extended. The fair value of $803,467 allocated to the 600,000 warrants issued in connection to the 2004 private placement was determined by the Black-Schloes method including the market value of the CAFE stock, aggregate volatility rate and the average risk free interest rate measured at issue date. The fair value of $129,262 allocated to the 57,750 warrants to the Selling Agent was determined by the Black-Schloes method included the market value of the CAFE stock, aggregate volatility rate and the average risk free interest rate measured at issue date.

Comment No. 16

Notes to the Consolidated Financial Statements - Warrants, page F-37

As requested, we have provided, and will revise in the notes, as Exhibit H a rollforward analysis for our warrants. We will include this table along with the extended disclosure from comment 15 above, and with the disclosures submitted in Note 13 in future filings.

Securities and Exchange Commission
March 16, 2007

Comment No. 17

Notes to the Consolidated Financial Statements - Income Taxes, page F-39

We have provided in Exhibit I, and will revise the notes for the breakdown, with respect to our “other permanent differences.” This analysis includes the breakout of the interest paid by equity for the fiscal years 2006 and 2005. This permanent difference reflects the satisfaction of the interest payments on the Laurus debt with common shares.

Comment No. 18

Notes to the Consolidated Financial Statements - Purchase Commitment, page F-41

Please be advised, the significant terms of the options granted to Pyramid are as follows: The exercise price of $1.39 was the share price of CAFE common stock on the date of the option. The options are exercisable for a period of 10 years and are fully vested. The options were valued according to the Black Scholes method and were treated as additional research and development expense as the expense was pursuant to development costs of our light controller. At fiscal year end June 2006, Pyramid met the incentive targets required under the agreement and we accrued $174,306 to research and development for timely completion under the Black Scholes valuation method. The final targets were met in the first quarter fiscal 2007. We will provide this disclosure in future filings.

Comment No. 19

Notes to the Consolidated Financial Statements - Franchise Agreement, page F-42

Please be advised, the agreement with TEGG had been signed and finalized in 2005. We have elected to delay the start of our marketing efforts for the franchise services of TEGG and are currently in negotiations with them to alter our relationship and to focus on how TEGG and our Company can work together on other projects, specifically in energy conservation. The initial license fee of $84,000 was paid and expensed in fiscal 2005. In addition, we also have been expensing, when incurred, the payments due TEGG each month for the royalty fee. We will provide this disclosure in our future filings.

Comment No. 20

Notes to the Consolidated Financial Statements - Legal Matters, page F-42

Class Actions et al.: We have set up applicable accrued loss contingencies for our legal matters pursuant to SFAS 5 and disclosed in the Management’s Discussion and Analysis the language “…inclusion of the estimated potential accrued costs to resolve pending class action lawsuits.” As pending settlement negotiations are ongoing with the class actions with multiple parties, we believe that our SFAS 5 contingency accrual amount, if disclosed in filings, would hinder negotiations. The contingency set forth in our financials is $1.8M, and reflects the potential value in common stock that, according to counsel, is the high range of the potential loss contingency.

Securities and Exchange Commission
March 16, 2007

Thank you for your assistance. If we can be of any assistance in connection with the Staff's review of the enclosed, please do not hesitate to contact the undersigned at your earliest convenience.

Very truly yours,

/s/ Michael C. Malota
Michael C. Malota
Chief Financial Officer

Enclosures

Securities and Exchange Commission
March 16, 2007

EXHIBIT A

SEC RESPONSE TO QUESTION # 3

Sales
	2004	2005	2006

Corporate Dining	12,820,482	13,135,230	12,112,975
Lindley Food Service	12,057,002	14,458,945	15,228,113
Globalnet	57,823	-	-
RS Services	-	3,199,661	9,654,349

Total	24,935,307	30,793,836	36,995,437

Accounts Receivable Balances
	2004	2005	2006

Corporate Dining	703,910	857,799	795,935
Lindley Food Service	2,004,076	2,577,453	2,747,301
Selectforce
Globalnet	1,091	-	-
RS Services	-	1,755,287	1,832,796

Total	2,709,077	5,190,539	5,376,032

Turnover
	2004	2005	2006

Corporate Dining	18.2	15.3	15.2
Lindley Food Service	6.0	5.6	5.5
Globalnet	n/a	-	-
RS Services	-	1.8	5.3

Total	9.2	5.9	6.9

Securities and Exchange Commission
March 16, 2007

EXHIBIT B

SEC RESPONSE TO QUESTION # 5

2006 Net Revenues
	Host	Lindley -
	America	CT	RS Services	GlobalNet	Combined

Gross Revenues	12,139,795.72	15,272,691.71	9,654,348.72		37,066,836.15

Credit card discount fees	(17,588.62)	-	-		(17,588.62)
Customer sales discounts on payments	(9,231.46)	(44,578.39)	-		(53,810.15)
Total Net Revenues	12,112,975.64	15,228,113.02	9,654,348.72	-	36,995,437.38

2005 Net Revenues

Gross Revenues	13,151,088.31	14,458,944.61	3,176,638.22	23,022.98	30,809,694.12

Credit card discount fees	(9,030.22)	-			(9,030.22)
Customer sales discounts on payments	(6,827.88)	-			(6,827.88)
Total Net Revenues	13,135,230.21	14,458,944.61	3,176,638.22	23,022.98	30,793,836.02

2004 Net Revenues

Gross Revenues	12,824,789.09	12,091,219.35	-	57,823.00	24,973,831.44

Credit card discount fees	(4,307.09)				(4,307.09)
Customer sales discounts on payments		(34,217.35)			(34,217.35)
Total Net Revenues	12,820,482.00	12,057,002.00	-	57,823.00	24,935,307.00

Securities and Exchange Commission
March 16, 2007

EXHIBIT C

HOST AMERICA CORPORATION
VALUATION OF LAURUS WARRANTS - BLACK SCHOLES
FULL YEAR FISCAL 2004, 2005 & 2006
	F2004:		F2005:								F2006
SEC RESPONSE TO QUESTION # 6
											Sale date		Remaining
	6/30/2004	6/30/2004	9/30/2004	9/30/2004	12/31/2004	12/31/2004	3/31/2005	3/31/2005	6/30/2005	6/30/2005	7/14/2005	7/14/2005	7/14/2005	9/30/2005	12/31/2005	1/11/2006

INPUT VARIABLES
Stock Price -Each Qtr	$5.48	$5.48	$5.03	$5.03	$4.25	$4.25	$3.96	$3.96	$3.04	$3.04	$8.03	$8.03	$8.03	$0.89	$1.48	$1.48
Exercise Price	$5.98	$6.23	$5.98	$6.23	$5.98	$6.23	$5.98	$6.23	$5.98	$6.23	$5.98	$6.23	$6.23	$6.23	$6.23	$6.23
Term	9.983796296	9.983796296	9.75	9.75	9.5	9.5	9.25	9.25	9	9	8.96	8.96	8.96	8.75	8.50	8.47
Volatility	76.57%	76.57%	75.53%	75.53%	74.65%	74.65%	73.23%	73.23%	72.31%	72.31%	77.82%	77.82%	77.82%	136.43%	134.94%	134.09%
Annual Rate of Quarterly Dividends	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Risk Free Rate - Bond Equivalent Yield	4.73%	4.73%	4.13%	4.13%	4.23%	4.23%	4.50%	4.50%	4.00%	4.00%	4.19%	4.19%	4.19%	4.20%	4.39%	4.46%

INTERMEDIATE COMPUTATIONS
Present Value of Stock Ex-dividend	$5.48	$5.48	$5.03	$5.03	$4.25	$4.25	$3.96	$3.96	$3.04	$3.04	$8.03	$8.03	$8.03	$0.89	$1.48	$1.48
Present Value of Exercise Price	$3.75	$3.91	$4.01	$4.18	$4.02	$4.19	$3.96	$4.13	$4.19	$4.36	$4.12	$4.30	$4.30	$4.33	$4.31	$4.29
Cumulative Volatility	241.95%	241.95%	235.83%	235.83%	230.10%	230.10%	222.72%	222.72%	216.92%	216.92%	232.94%	232.94%	232.94%	403.57%	393.40%	390.23%

CALL OPTION
Proportion of Stock Present Value	91.41%	91.14%	89.88%	89.57%	88.00%	87.64%	86.72%	86.32%	82.56%	82.07%	92.66%	92.41%	92.41%	94.80%	95.50%	95.34%
Proportion of Exercise Price PV	-14.62%	-14.23%	-13.93%	-13.55%	-13.01%	-12.63%	-13.27%	-12.88%	-10.89%	-10.55%	-18.98%	-18.51%	-18.51%	-0.80%	-1.26%	-1.31%
Call Option Value	$4.46	$4.44	$3.96	$3.94	$3.22	$3.20	$2.91	$2.89	$2.05	$2.04	$6.66	$6.63	$6.63	$0.81	$1.36	$1.35

Total Warrants Outstanding	300,000	150,000	300,000	150,000	300,000	150,000	300,000	150,000	300,000	150,000	300,000	3,038	146,962	146,962	146,962	146,962
Fair value of Warrants	1,338,354	665,785	1,188,562	590,823	965,209	479,375	872,568	433,036	616,131	305,251	1,997,295	20,128	973,673	118,918	199,746	199,120

Total Warrant FV as of		2,004,138		1,779,386		1,444,583		1,305,604		921,383		2,017,423	973,673	118,918	199,746	199,120

Warrant FV Value (ad for MTM prior measurement date) *		1,452,036		2,004,138		1,779,386		1,444,583		1,305,604		921,383	0	973,673	118,918	199,746

Adjustment to be recorded Quarterly		552,103		(224,753)		(334,802)		(138,980)		(384,221)		1,096,040	973,673	(854,755)	80,829	(626)

Annual		552,103								(1,082,756)						1,295,160
* 2004 from Exhibit D

Securities and Exchange Commission
March 16, 2007

EXHIBIT D

CALCULATION OF BENEFICIAL CONVERSION - LAURUS DEBT
FISCAL YEAR 2005

SEC RESPONSE TO QUESTION # 7				02/15/05
				Amended
		A	B	A

Debt Fair value	8,000,000	4,000,000	4,000,000	1,000,000
Warrants Fair Value Black Scholes Method	1,774,030	887,015	887,015	221,754

Debt Portion	6,225,970	3,112,985	3,112,985	778,246

Debt Accretion - Beneficial				72,393

Total fair value debt+ warrants	9,774,030	4,887,015	4,887,015	1,221,754
% to warrants	0.18	0.18	0.18	0.18
Warrant portion 6/04	321,994	160,997	160,997	40,249
Warrant portion Relative Fair Value	1,452,036	726,018	726,018	181,504
	0.82	0.82	0.82	0.82
Debt portion 6/04	6,547,964	3,273,982	3,273,982	890,889

Debt Convertible @ Fixed Conversion Price		5.03	5.48	3.50

Shares Entitled to receive		795,229	729,927	285,714
Shares to be converted
Price Per Share Entitled to receive		4.117	4.485	3.118
Market Price per Share @ 6/23/04 & 2/15/05		5.05	5.05	4.00
		0.93	0.56	0.88
		4,015,905	3,686,131	1,142,857
Fair Value of Debt		3,112,985	3,112,985	778,246
Beneficial Conversion Feature		902,920	573,146	364,611	Note A&B	Amended
BCF A&B Loan	1,154,072	741,922	412,149		1,154,072
BCF Amend Loan				251,969		251,969
Total Debt Discount 6/04	2,606,107
						113,386	45% converted In F2005
Total Loan 6/04	8,000,000					138,583	55% converted In F2006
Debt Value 6/04	5,393,893
					2005 Entry
						Beneficial Conv		113,386
							Apic

					2006 Entry
						Beneficial Conv		138,583
							Apic

Securities and Exchange Commission
March 16, 2007

EXHIBIT E

CALCULATION OF FOOD BROKERS SHARES

SEC RESPONSE TO QUESTION # 10

Ten Days of Stock Price prior to shareholder approval Date =

					Open	Hi	Lo	Close	Volume

		Thu, Jan 13, 2005			4	4.45	3.89	4.27	79,300
		Fri, Jan 14, 2005			4.35	4.35	3.96	3.96	26,900
		Tue, Jan 18, 2005			4	4.07	3.87	3.94	40,000
		Wed, Jan 19, 2005			4	4	3.77	3.86	17,000
		Thu, Jan 20, 2005			4	4.12	3.26	3.6	248,200
		Fri, Jan 21, 2005			3.65	3.85	3.55	3.75	39,200
		Mon, Jan 24, 2005			3.8	3.8	3.28	3.48	38,300
		Tue, Jan 25, 2005			3.63	3.8	3.52	3.8	9,100
		Wed, Jan 26, 2005			3.78	3.95	3.78	3.88	25,000
		Thu, Jan 27, 2005			3.89	4.25	3.89	4	20,600
		Fri, Jan 28, 2005			4.25	4.25	4.15	4.2	9,600
		Mon, Jan 31, 2005			4.26	4.26	3.6	3.86	22,300

Calculation:							Average	3.847
							1/31/05	3.86
		Price Per Share	Shares					0.013
	Average	3.847	62,500	240,437.50	Calculated Share Price			X 62,500
	Minimum	4.000	62,500	250,000.00	Minimum Share Price			$812	Deemed immaterial
				9,562.50	Difference - Cash Required

Securities and Exchange Commission
March 16, 2007

EXHIBIT F

SEC RESPONSE TO QUESTION # 14

		Allocation
Description	Quantity	H.C. Wainwright & Co.	John R. Clarke	Scott F. Koch	Ari J. Fuchs

Warrant shares	Y	98,759	39,872	39,872	4,198

Exercise price	A	5.43	5.43	5.43	5.43

Per share market value	B	9.35	9.35	9.35	9.35

	=
Cashless shares	X	41,405	16,716	16,716	1,760	76,597

X = Y - (A) (Y) / B

Securities and Exchange Commission
March 16, 2007

EXHIBIT G

SEC RESPONSE TO QUESTION # 15

			Fair value of
			offering		Warrant value
Per Black Scholes method on original calculation	1,342,992
Total warrants + debt per Black Scholes method above	3,342,992	x	2,000,000	=	803,467

Therefore, the allocation of the 2004 Private Placement would be as such:

	Revised Balance
Debt @ 7.5%	1,196,533

Warrant value	803,467

Offering	2,000,000

Securities and Exchange Commission
March 16, 2007

EXHIBIT H

SEC RESPONSE TO QUESTION # 16

	June 30, 2006			June 30, 2005			June 30, 2004
	Outstanding	Price	Weighted	Outstanding	Price	Weighted	Outstanding	Price	Weighted
			Average			Average			Average
			Exercise			Exercise			Exercise
			Price			Price			Price
Outstanding at beginning of year	2,763,518	$2.00-10.00	$6.37	2,710,422	$2.00-10.00	$6.17	1,600,412	$2.00-5.50	$4.59
Granted	162,000	$1.75	1.75	222,516	$5.49	5.49	1,156,250	5.50-10.00	8.28
Exercised	(485,739)	$5.43-6.23	5.77	(169,420)	$2.00	2.00	(46,240)	2.00-5.50	3.89
Forfeited/cancelled	(25,000)	$5.98	5.98
Outstanding at end of year	2,414,779	$1.75-10.00	$6.19	2,763,518	$2.00-10.00	$6.37	2,710,422	$2.00-10.00	$6.17

Securities and Exchange Commission
March 16, 2007

EXHIBIT I

SEC RESPONSE TO QUESTION # 17

		2006	2005	2004
	Statutory federal income tax benefit	34.00%	34.00%	34.00%
	Statutory state income tax benefit	5.40%	5.40%	5.40%
	Permanent difference impairment charge	0%	-15.10%	-31.00%
	Interest paid with equity	-10.50%	-0.60%	0%
	Other permanent differences	-3.10%	1.10%	-2.30%
	Valuation allowance on net deferred tax assets	-25.80%	-24.80%	-6.10%

	Federal Income Tax Expense	0%	0%	0%